Exhibit (a)(5)(l)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHAD GERBER, individually and on behalf	)
of all others similarly situated,	)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)
CLIFFORD A. REID, ROBERT T. WALL, C.	)
THOMAS CASKEY, CHARLES P. WAITE,	)
JR., LEWIS J. SHUSTER, COMPLETE	)
GENOMICS, INC., and BETA	)
ACQUISITION CORPORATION,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Chad Gerber (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of Complete Genomics, Inc. (“Complete Genomics” or the “Company”) against the members of Complete Genomics’ Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to BGI-Shenzhen (“BGI”) for an unfair price.

2. Complete Genomics sequences and analyzes the human genome, providing researchers with highly accurate genomic data, assembled, annotated and ready for biological interpretation.

3. On September 17, 2012, BGI and the Company announced a definitive agreement under which BGI, through its wholly owned subsidiary Beta Acquisition

Corporation (“Merger Sub”), would commence a tender offer to acquire all of the outstanding shares of Complete Genomics for $3.15 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $117.6 million.

4. The Board members have breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. Indeed, the financial analyses conducted by the Company’s own financial advisor, Jefferies & Company, Inc. (“Jefferies”), demonstrate that the price of the Proposed Transaction is substantially less than the Company is potentially worth. Jefferies’ Selected Companies Analysis indicated a high equity value per share of $3.80 for 2012 and a high of $5.85 for 2014. Similarly, its Selected Transactions Analysis indicated a high equity value per share of $3.82 for 2013 and a high of $7.54 for 2014. Finally, Jefferies’ Discounted Cash Flow Analysis indicated a high equity value per share of $4.56 taking into account the present value of the Company’s net operating loss carryforwards (“NOLs”).

5. Defendants have exacerbated their breaches of fiduciary duty by agreeing to a provision in the merger agreement entered into by the parties on September 15, 2012 (“Merger Agreement”) whereby Complete Genomics does not have a stand-alone right to terminate the Merger Agreement in order to accept a superior acquisition proposal. Section 5.3(f) of the Merger Agreement provides only that the Board may withdraw, modify, or amend its recommendation should a Superior Proposal (as defined in the Merger Agreement) materialize.

6. The members of the Board have also entered into a “Support Agreement” agreeing to tender all of their shares or to vote such shares in support of the Proposed

Transaction in the event that stockholder approval is required to consummate the Proposed Transaction. The Support Agreement does not permit the Board members to withdraw their tendered shares in the event a Superior Proposal materializes and the Board withdraws, modifies, or amends its recommendation of the Proposed Transaction. Thus, even if a Superior Proposal were to emerge, 17.7% of the Company’s outstanding shares would have already been tendered in support of the Proposed Transaction and could not be withdrawn. This provision thus substantially undercuts the “fiduciary out” provision of the Merger Agreement, which is itself unusually weak under the terms of Section 5.3(f).

7. The Board members have further breached their fiduciary duties by failing to provide shareholders with material information necessary to make an informed decision regarding whether or not to tender their shares in the Proposed Transaction. Complete Genomics filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the United States Securities and Exchange Commission (“SEC”) on September 25, 2012 (“Recommendation Statement”). This Recommendation Statement omits material information regarding the sales process, the benefits to be received by the members of the Board, and the financial analyses performed by Jefferies.

8. The Individual Defendants have breached their fiduciary duties, and Complete Genomics and Merger Sub have aided and abetted such breaches by Complete Genomics’ officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Complete Genomics.

10. Complete Genomics is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 2071 Stierlin Court, Mountain View, California 94043.

11. Defendant Clifford A. Reid (“Reid”) is a co-founder of the Company and has been the President, Chief Executive Officer (“CEO”), and a director of the Company since July 2005.

12. Defendant Lewis J. Shuster (“Shuster”) has been a director of the Company since April 2010.

13. Defendant Charles P. Waite, Jr. (“Waite”) has been a director of the Company since March 2006.

14. Defendant C. Thomas Caskey (“Caskey”) has been a director of the Company since August 2009.

15. Defendant Robert T. Wall (“Wall”) has been a director of the Company since September 2010.

16. Defendants referenced in ¶¶ 11 through 15 are collectively referred to as the previously-defined Individual Defendants and/or the Board.

17. Defendant Merger Sub is a Delaware corporation, wholly owned by BGI that was created for the purposes of effectuating the Proposed Transaction. BGI is a Chinese corporation with its headquarters located at 11F-3, Main Building, Bei Shan

Industrial Zone, Yantian District, Shenzhen, China 518083. Through research innovation, platform development, and industrial application, BGI aims to develop research collaboration and provide scientific support to scientists all over the world, and contribute to the advancement of innovative biology research, molecular breeding, healthcare, and related fields.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of owners of Complete Genomics (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

19. This action is properly maintainable as a class action.

20. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of September 12, 2012, 34.4 million shares of common stock were represented by the Company as outstanding.

21. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Whether the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) Whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii) Whether the Individual Defendants breached their fiduciary duty by failing to provide shareholders with material information necessary to make an informed decision regarding whether or not to tender their shares;

(iv) Whether Complete Genomics and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

22. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

23. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

24. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FURTHER SUBSTANTIVE ALLEGATIONS

25. Complete Genomics sequences and analyzes the human genome, providing researchers with highly accurate genomic data, assembled, annotated and ready for biological interpretation. Complete Genomics is the developer of a low-cost DNA sequencing platform, offering human genome sequencing and analysis as an outsourced service. The Company sequenced more than 3,000 whole human genomes in 2011.

26. According to a September 17, 2012 seekingalpha.com article, Complete Genomics currently owns about half of the human DNA sequencing business in the United States. However, after missing targets for its first fiscal 2012 quarter, the Company’s stock has struggled.

27. This earnings miss has been compounded by other woes. In 2010, Illumina Inc. (“Illumina”), one of the Company’s largest competitors, filed a patent infringement lawsuit against the Company, claiming that Complete Genomics’ machines and sequencing process violate Illumina’s patents. According to a June 22, 2012 seekingalpha.com article, developments in the case this past February may have shaken the Company further: “On February 12, 2012, the presiding judge defined the claims of the patent (a.k.a Claim Construction) in a language that mirrors and favors Illumina’s own construction. This may seem like a minor technicality, but in patent enforcement and litigation, claim construction can be everything.”

28. Additionally, the Company has recently been placed under pressure from a cut in funding by the National Institutes of Health (“NIH”) for basic science research. As stated in a September 17, 2012 reuters.com article: “The budget squeeze could directly hurt the companies [sic] main academic and research customers.”

29. Despite these troubles, however, Complete Genomics appeared to be poised for new growth. On July 11, 2012, the Company “announced that its Long Fragment Read (“LFR”) technology for whole genome sequencing dramatically improves accuracy, enables fully-phased genomes, and significantly reduces the amount of DNA required for testing. [The Company’s] LFR technology should accelerate the use of whole genome sequencing by physicians to diagnose and treat their patients.”

30. Speaking of this technology, Reid stated: “We expect the introduction of this technological breakthrough to accelerate the move of the whole genome sequencing into patient care, which in turn will begin to change the face of medicine.”

31. Combining this new technology with half of the rapidly growing U.S. market for genomic sequencing, Complete Genomics is poised for recovery and growth.

32. In a press release dated September 17, 2012, the Company announced that it had entered into the Merger Agreement with BGI pursuant to which BGI, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of Complete Genomics for $3.15 per share in cash.

33. Because the consideration is comprised entirely of cash, the Company’s shareholders will be cashed out of the Company if the Proposed Transaction is consummated. Thus, the Proposed Transaction contemplates a change of control of the Company.

34. The Proposed Transaction consideration is inadequate and undervalues the Company. BGI is seeking to acquire the Company at the most opportune time, at a time when the Company is suffering from various setbacks and is on the cusp of realizing the promise of groundbreaking LFR technology.

35. The inadequacy of the Proposed Transaction price is demonstrated by virtue of the fact that Complete Genomics’ stock has recently traded well in excess of the Proposed Transaction offer price of $3.15 In fact, as recently as March 5, 2012, the Company’s stock closed at $4.12. Furthermore, just one year earlier, Complete Genomics’ stock closed at $7.13 per share on September 19, 2011.

36. Further, according to Yahoo! Finance, at least one Wall Street analyst had a price target of $5.00 per share before the Proposed Transaction was announced.

37. One analyst on seekingalpha.com was particularly vocal about his assessment that the Proposed Transaction undervalued the Company, stating in a September 17, 2012 contribution:

I don’t want to sell at this price. It is absurdly low, especially given the M&A activity that we have witnessed in this space over the last 12 months, including Roche’s unsuccessfully bid for Illumina and Human Genome Sciences sale to GlaxoSmithKline The future of DNA sequencing is bright, but GNOM’s sale price is low - very low. I can’t believe that GNOM leaders and board thought this was a fair deal.

There are three reasons why this bid needs to fail. First, for the above mentioned fact that the price is way too low. Second, this news is likely to ignite some bidding war; keep in mind that GNOM still has one of the best technologies in the industry. Third, there is a good chance that GNOM can survive over the next few quarters on its own by further restructuring its business and demonstrating real success. No matter how you look at it, GNOM is better off than selling to BGI-Shenzhen. I own 2,000 shares of GNOM. I am a voter. And I will vote HECK NO to the sale! If you too are a shareholder, you should vote no as well.

38. The analyses conducted by the Company’s own financial advisor, Jefferies, further demonstrate the inadequacy of the price offered. Indeed, Jefferies’ Selected Companies Analysis indicated a high equity value per share of $3.80 for 2012 and a high of $5.85 for 2014. Similarly, its Selected Transactions Analysis indicated a high equity value per share of $3.82 for 2013 and a high of $7.54 for 2014. Finally, Jefferies’ Discounted Cash Flow Analysis indicated a high equity value per share of $4.56 taking into account the present value of the Company’s NOLs.

39. In addition, the Proposed Transaction consideration fails to adequately compensate Complete Genomics’ shareholders for the significant synergies created by the Proposed Transaction. The Proposed Transaction is a strategic merger for BGI. As stated in the September 17, 2012 press release: “The combination of the two companies is expected to bring together complementary scientific and technological expertise and R&D capabilities.”

40. BGI’s CEO Wang Jun further stated: “Complete [Genomics] has developed a proprietary whole human genome sequencing technology that, together with other sequencing platforms used by BGI, will fit well with our research and business requirements and position Complete to become an even more successful global innovator. We look forward to growing the business to improve medical research and, when clinical services are provided, support better disease diagnosis with tools that can be used by doctors and hospitals to treat their patients.”

41. A September 17, 2012 Bloomberg Businessweek article also revealed that:

The purchase may also reduce BGI’s dependence on Illumina and sequencer-maker Life Technology Corp., said Doug Schenkel, an analyst with Cowen and Co. in Boston. “There’s been a belief out there that BGI would like to have a little leverage over other vendors,” he said in a telephone interview. “It gives them more of a presence in the services industry and gives them more access to this technology and makes it more of an in-house technology.”

42. Despite the significant synergies inherent in the transaction for BGI, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to BGI.

43. The inadequacy of the price is exacerbated by the fact that the Board acquiesced to BGI’s demand that it could not terminate the Merger Agreement should a Superior Proposal emerge. According to Section 5.3(f) of the Merger Agreement, the Board may only withdraw, modify, or amend its recommendation should a Superior Proposal materialize: it cannot terminate the Merger Agreement. Moreover, even if a Superior Proposal were to emerge and the Board were to change its recommendation, the members of the Board would still be bound by the Support Agreement they entered into in connection with the Proposed Transaction.

44. Under the terms of the Support Agreement, the Board members agreed to tender all of their shares or to vote such shares in support of the Proposed Transaction in the event that stockholder approval is required to consummate the Proposed Transaction. The Support Agreement does not permit the Board members to withdraw their tendered shares in the event a Superior Proposal materializes and the Board withdraw, modifies, or amends its recommendation of the Proposed Transaction. The supporting stockholders hold shares representing approximately 17.7% of the outstanding shares of the Company’s common stock.

The Materially Incomplete Recommendation Statement

45. The Recommendation Statement filed by the Company on September 25, 2012 fails to provide shareholders with material information necessary for them to make an informed decision regarding whether or not to tender their shares in the Proposed Transaction.

46. With regard to the “Background of the Offer” section, the Recommendation Statement fails to provide shareholders with the following information:

a. the identity of the second investment banking firm with whom the Company held discussions on March 6, 2012;

b. information regarding the two alternative restructuring plans presented to the Board by management in May 2012;

c. how many of the 42 parties contacted by Jefferies, beginning on May 22, 2012, were financial and how many were strategic;

d. the Board’s basis for agreeing to Section 5.3(f) in the Merger Agreement preventing them from terminating the Proposed Transaction in the event that a Superior Proposal emerged;

e. whether the parties had discussions regarding employee retention, and if so, whether BGI intends to retain the senior management of Complete Genomics, including defendant Reid; and

f. whether Jefferies has performed work for BGI in the past, and if so, what fees it received for performing such work.

47. With regard to the financial analyses conducted by Jefferies, the Recommendation Statement fails to provide certain underlying data and key inputs necessary for shareholders to have a fair summary of the work performed, including:

a. with respect to the Selected Companies Analysis, the multiples observed for each company, the objective criteria used in selecting the companies, and Jefferies’ basis for selecting the multiple ranges that it derived from the selected companies;

b. with respect to the Selected Transactions Analysis, the multiples observed for each transaction, the objective criteria used in selecting the transactions, and the sources for the publicly available information used in the analysis;

c. with respect to the Discounted Cash Flow Analysis, the unlevered free cash flows used by Jefferies, the value of the NOLs expected to be used by the Company, Jefferies’ basis for selecting a perpetuity growth range of 6.0% to 9.0%, and Jefferies’ basis for using an unusually high discount rate range of 16.5% to 18.5%.

48. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against the Individual Defendants)

49. Plaintiff repeats all previous allegations as if set forth in full herein.

50. The Individual Defendants have violated their fiduciary duties of care, loyalty and candor owed to the public shareholders of Complete Genomics and have acted to put their personal interests ahead of the interests of Complete Genomics shareholders.

51. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes fiduciary responsibilities upon the Company’s Board members to maximize Complete Genomics’ value for the benefit of the stockholders, and requires enhanced scrutiny by the Court.

52. The Individual Defendants have breached their fiduciary duties of loyalty, candor and due care owed to the shareholders of Complete Genomics because, among other reasons:

(a) they failed to take steps to maximize the value of Complete Genomics to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to secure an effective fiduciary out in the merger agreement;

(c) they failed to properly value Complete Genomics; and

(d) they failed to provide shareholders with material information necessary for them to make an informed decision regarding whether or not to tender their shares in the Proposed Transaction.

53. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Complete Genomics’ assets, will be prevented from benefiting from a value-maximizing transaction, and will be forced to make a decision regarding whether or not to tender without material information.

54. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

55. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of the Fiduciary Duty of Disclosure

(Against the Individual Defendants)

56. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

57. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

58. The Recommendation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

59. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision on whether to tender their shares or seek appraisal, and thus are damaged thereby.

60. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting Breach of Fiduciary Duties

(Against Complete Genomics and Merger Sub)

61. Plaintiff repeats all previous allegations as if set forth in full herein.

62. As alleged in more detail above, defendants Complete Genomics and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

63. As a result, Plaintiff and the Class members are being harmed.

64. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: September 28, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

OF COUNSEL:		Attorneys for Plaintiff

LEVI & KORSINSKY, LLP
Donald J. Enright
Elizabeth K. Tripodi
1101 30th Street, N.W., Suite 115
Washington, DC 20007
(202) 524-4290

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

CHAD GERBER, individually and on behalf	)
of all others similarly situated,	)
)
Plaintiff,	)	C.A. No.:
)
v.	)
)
CLIFFORD A. REID, ROBERT T. WALL, C.	)
THOMAS CASKEY, CHARLES P. WAITE,	)
JR., LEWIS J. SHUSTER, COMPLETE	)
GENOMICS, INC., and BETA	)
ACQUISITION CORPORATION,	)
)
Defendants.	)

VERIFICATION AND AFFIDAVIT OF

CHAD GERBER

STATE OF California	}
}
COUNTY OF Marin	}

Chad Gerber, being duly sworn deposes and says that:

1. I am the Plaintiff in the above-entitled action, have read the foregoing Verified Class Action Complaint for Breach of Fiduciary Duty, and believe it to be true and correct, and the same is true to my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

2. I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to me, or

Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to me, or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

Chad Gerber

Sworn to before me this

28th Day of September, 2012

Notary Public

My commission expires: 3-16-2016

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)

OF THE RULES OF THE COURT OF CHANCERY

The information contained herein is for the use by the Court for statistical and administrative purposes only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1.	Caption of Case:	Chad Gerber, individually and on behalf of all others similarly situated, Plaintiff v. Clifford A. Reid, Robert T. Wall, C. Thomas Caskey, Charles P. Waite, Jr., Lewis J. Shuster, Complete Genomics, Inc., and Beta Acquisition Corporation, Defendants.

2.	Date Filed: September 28, 2012

3.	Name and address of counsel for plaintiff(s):	Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Rigrodsky & Long, P.A.
2 Righter Parkway, Suite 120
Wilmington, DE 19803
Tel: (302) 295-5310

4.	Short statement and nature of claim asserted: Shareholder class action for breach of fiduciary duties

5.	Substantive field of law involved (check one):

	Administrative law	Trade secrets/trade mark/
	Commercial law	or other intellectual
	Constitutional law	property
X	Corporation law	Trusts*
	Guardianships	Wills and estates*+
	Labor law	Zoning
	Real Property	Other

+6.	Related cases, including any Register of Wills matters (which requires copies of all documents in this matter to be filed with the Register of Wills): C.A. No. 7888-VCL C.A. No. 7901-VCL

7.	Basis of court’s jurisdiction (including the citation of any statute(s) conferring jurisdiction): 10 Del. C. §3114 and 10 Del. C. §341

8.	If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

9.	If the complaint seeks a TRO, summary proceedings, a Preliminary Injunction, or Expedited Proceedings, check here . (If #9 is checked, a Motion to Expedite must accompany the transaction.)

*10.	If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause. X

/s/ Brian D. Long (#4347)
Signature of Attorney of Record & Bar ID

STATEMENT OF GOOD CAUSE

This proceeding is brought under Rule 23 of Rules of the Court of Chancery. It is the opinion of counsel for plaintiff, Chad Gerber, that this action should not be assigned to a Master in the first instance. This action may require the immediate attention of the Court and may result in expedited proceedings, and therefore should proceed directly before the Chancellor or a Vice Chancellor.

Dated: September 28, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

September 28, 2012

VIA LEXISNEXIS FILE & SERVE

Register In Chancery

New Castle County Courthouse

500 North King Street

Wilmington, DE 19801

Re:	Gerber v. Reid, C.A. No. Unassigned

Dear Sir/Madam:

I write on behalf of plaintiff in the above-captioned action to respectfully request that the Register in Chancery issue summonses for the parties listed below via special process server, Digital Legal, pursuant to Chancery Court Rule 4(c).

Complete Genomics, Inc.	Clifford A. Reid
c/o The Corporation Trust Company	c/o Complete Genomics, Inc.
Corporation Trust Center	(Pursuant to 10 Del. C. §3114)
1209 Orange Street	c/o The Corporation Trust Company
Wilmington, DE 19801	Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

Charles P. Waite, Jr.	C. Thomas Caskey
c/o Complete Genomics, Inc.	c/o Complete Genomics, Inc.
(Pursuant to 10 Del. C. §3114)	(Pursuant to 10 Del. C. §3114)
c/o The Corporation Trust Company	c/o The Corporation Trust Company
Corporation Trust Center	Corporation Trust Center
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Lewis J. Shuster	Robert T. Wall
c/o Complete Genomics, Inc.	c/o Complete Genomics, Inc.
(Pursuant to 10 Del. C. §3114)	(Pursuant to 10 Del. C. §3114)
c/o The Corporation Trust Company	c/o The Corporation Trust Company
Corporation Trust Center	Corporation Trust Center
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Register in Chancery September 28, 2012 Page 2

Beta Acquisition Corporation

c/o The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

Thank you for your assistance. If you require any additional information, please do not hesitate to call.

Respectfully,

/s/ Brian D. Long

Brian D. Long (#4347)

BDL/evm